Kingswood Capital Partners, LLC

126 E 56th St, 22nd Floor,

New York, NY 10022

As a representative of the prospective underwriters

VIA EDGAR

August 14, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Chris Dietz
Lauren Pierce
Jan Woo

Re:	YXT.COM GROUP HOLDING LIMITED (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333- 280772)
Registration Statement on Form 8-A (Registration No. 001-42209)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on August 15, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between August 1, 2024 and the date hereof, copies of the Company’s Preliminary Prospectus dated August 1, 2024 and August 7, 2024 were distributed as follows: 430 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Kingswood Capital Partners, LLC

As a representative of the prospective underwriters

Kingswood Capital Partners, LLC

By:	/s/ Tyler Bashaw
Name:	Tyler Bashaw
Title:	Director

[Signature Page to Acceleration Request Letter]